# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEW YORK TIMES CO, CIK 0000071691
CUSIP: 650111107
Title of class of securities: Class A Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 620 Eighth Avenue, New York, New York (NY), 10018
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 15,146,535; sole dispositive power 0; shared dispositive power 15,146,535; aggregate amount beneficially owned 15,146,535 (9.4% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 15,146,535; sole dispositive power 0; shared dispositive power 15,146,535; aggregate amount beneficially owned 15,146,535 (9.4% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 13,746,535; sole dispositive power 0; shared dispositive power 13,746,535; aggregate amount beneficially owned 13,746,535 (8.6% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 13,746,535; sole dispositive power 0; shared dispositive power 13,746,535; aggregate amount beneficially owned 13,746,535 (8.6% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 13,746,535; sole dispositive power 0; shared dispositive power 13,746,535; aggregate amount beneficially owned 13,746,535 (8.6% of the class)
- BNSF Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (0.8% of the class)

## Item 1. Issuer
Name of issuer: NEW YORK TIMES CO
Address of issuer's principal executive offices: 620 Eighth Avenue, New York, NY 10018

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett
Berkshire Hathaway Inc.
National Indemnity Company
GEICO Corporation
Government Employees Insurance Company
BNSF Master Retirement Trust
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, Nebraska 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

National Idemnity Company
1314 Douglas Street
Omaha, Nebraska 68102

GEICO Corporation
One GEICO Plaza
Washington, DC 20076

Government Employees Insurance Company
One GEICO Plaza
Washington, DC 20076

BNSF Master Retirement Trust
2650 Lou Menk Drive
Fort Worth, Texas 76131
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (State of Delaware); National Indemnity Company (State of Nebraska); GEICO Corporation (State of Delaware); Government Employees Insurance Company (State of Nebraska); BNSF Master Retirement Trust (State of Texas)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), employee benefit plan or endowment fund (EP), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (05/15/2026)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (05/15/2026)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2026)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2026)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett. Attorney-in-Fact (05/15/2026)
- BNSF Master Retirement Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (05/15/2026)